February 2, 2024

Via Edgar Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iveda Solutions, Inc.
Registration Statement on Form S-3
Filed on January 24, 2024 (as amended on February 1, 2024)
File No. 333-276676

To Whom It May Concern:

Please be advised that the undersigned is the duly elected Chief Executive Officer and Chairman of Iveda Solutions, Inc. (the “Registrant”).

Having been advised that the Commission has no further comments to the Registrant’s Registration Statement on Form S-3 (File No. 333-276676) originally filed on January 24, 2024, as amended (the “Registration Statement”), the Registrant hereby requests acceleration of the effective date of the Registration Statement to Wednesday, February 7, 2024 at 1:00 p.m., or as soon thereafter as practicable.

Please contact Peter Campitiello, Esq. at McCarter & English, LLP at (732) 867-9741 with any questions you may have regarding this request. In addition, please notify Mr. Campitiello by telephone when this request for acceleration has been granted.

Very truly yours,

/s/ David Ly
David Ly
Chief Executive Officer and Chairman